FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of August 7, 2009

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes     No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' Consolidated Financial Statements for the six-month period ended June 30, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2009

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

2

TENARIS S.A.

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

JUNE 30, 2009

46a, Avenue John F. Kennedy - 2nd Floor.
L - 1855 Luxembourg

3

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2009	2008	2009	2008
Continuing operations		(Unaudited)		(Unaudited)
Net sales	3	2,096,344	3,110,103	4,530,632	5,710,424
Cost of sales	3 & 4	(1,264,899)	(1,820,717)	(2,628,211)	(3,302,831)
Gross profit		831,445	1,289,386	1,902,421	2,407,593
Selling, general and administrative expenses	3 & 5	(395,926)	(469,669)	(783,006)	(878,038)
Other operating income (expense), net	3	1,278	(3,708)	3,024	(4,947)
Operating income		436,797	816,009	1,122,439	1,524,608
Interest income	6	8,163	16,493	12,737	28,681
Interest expense	6	(24,435)	(33,962)	(63,582)	(100,124)
Other financial results	6	(15,907)	4,235	(52,266)	(9,572)
Income before equity in earnings of associated companies and income tax		404,618	802,775	1,019,328	1,443,593
Equity in earnings of associated companies		66,514	48,102	57,935	97,963
Income before income tax		471,132	850,877	1,077,263	1,541,556
Income tax		(114,518)	(219,339)	(319,592)	(428,464)
Income for continuing operations		356,614	631,538	757,671	1,113,092

Discontinued operations
Result for discontinued operations	12	(20,176)	398,497	(28,138)	416,906

Income for the period		336,438	1,030,035	729,533	1,529,998

Attributable to:
Equity holders of the Company		343,268	987,471	709,315	1,460,514
Minority interest		(6,830)	42,564	20,218	69,484
		336,438	1,030,035	729,533	1,529,998

Earnings per share attributable to the equity holders of the Company during year
Weighted average number of outstanding ordinary shares (thousands)	7	1,180,537	1,180,537	1,180,537	1,180,537
Earnings per share (U.S. dollars per share)	7	0.29	0.84	0.60	1.24
Earnings per ADS (U.S. dollars per ADS)	7	0.58	1.67	1.20	2.47

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars, unless otherwise stated)	Three-month period ended June 30,		Six-month period ended June 30,
	2009	2008	2009	2008
	(Unaudited)		(Unaudited)
Income for the period	336,438	1,030,035	729,533	1,529,998
Other comprehensive income:
Currency translation adjustment	295,277	72,355	161,862	176,272
Cash flow hedges	3,169	(8,294)	(8,349)	(6,365)
Share of other comprehensive income of associates
Currency translation adjustment	12,093	17,137	(4,430)	20,481
Cash flow hedges	1,176	(296)	1,815	(296)
Income tax relating to components of other comprehensive income	180	4,023	2,876	4,023
Other comprehensive income for the period, net of tax	311,895	84,925	153,774	194,115
Total comprehensive income for the period	648,333	1,114,960	883,307	1,724,113

Attributable to:
Equity holders of the Company	592,430	1,058,717	815,388	1,613,624
Minority interest	55,903	56,243	67,919	110,489
	648,333	1,114,960	883,307	1,724,113

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2008.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At June 30, 2009		At December 31, 2008
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	8	3,122,122		2,982,871
Intangible assets, net	9	3,736,821		3,826,987
Investments in associated companies		575,628		527,007
Other investments		29,488		38,355
Deferred tax assets		217,686		390,323
Receivables		84,595	7,766,340	82,752	7,848,295
Current assets
Inventories		2,150,785		3,091,401
Receivables and prepayments		228,791		251,481
Current tax assets		203,244		201,607
Trade receivables		1,536,984		2,123,296
Available for sale assets	14	21,572		-
Other investments		273,450		45,863
Cash and cash equivalents		1,622,908	6,037,734	1,538,769	7,252,417
Total assets			13,804,074		15,100,712
EQUITY
Capital and reserves attributable to the Company’s equity holders			8,637,036		8,176,571
Minority interest			569,535		525,316
Total equity			9,206,571		8,701,887
LIABILITIES
Non-current liabilities
Borrowings		998,251		1,241,048
Deferred tax liabilities		867,000		1,053,838
Other liabilities		209,365		223,142
Provisions		79,470		89,526
Trade payables		2,418	2,156,504	1,254	2,608,808
Current liabilities
Borrowings		1,019,972		1,735,967
Current tax liabilities		333,638		610,313
Other liabilities		247,478		242,620
Provisions		51,385		28,511
Customer advances		256,922		275,815
Trade payables		531,604	2,440,999	896,791	3,790,017
Total liabilities			4,597,503		6,398,825
Total equity and liabilities			13,804,074		15,100,712

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 10.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2008.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY
(all amounts in thousands of U.S. dollars)

	Attributable to equity holders of the Company
	Share Capital	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings (*)	Total	Minority Interest	Total
									(Unaudited)
Balance at January 1, 2009	1,180,537	118,054	609,733	(223,779)	2,127	6,489,899	8,176,571	525,316	8,701,887
Income for the period	-	-	-	-	-	709,315	709,315	20,218	729,533
Other comprehensive income por the period	-	-	-	106,799	(726)	-	106,073	47,701	153,774
Total comprehensive income por the period	-	-	-	106,799	(726)	709,315	815,388	67,919	883,307
Acquisition and decrease of minority interest	-	-	-	-	(783)	-	(783)	3,476	2,693
Change in equity reserves	-	-	-	-	21	-	21	-	21
Dividends paid in cash	-	-	-	-	-	(354,161)	(354,161)	(27,176)	(381,337)
Balance at June 30, 2009	1,180,537	118,054	609,733	(116,980)	639	6,845,053	8,637,036	569,535	9,206,571

	Attributable to equity holders of the Company
	Share Capital	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Minority Interest	Total
									(Unaudited)
Balance at January 1, 2008	1,180,537	118,054	609,733	266,049	18,203	4,813,701	7,006,277	523,573	7,529,850
Income for the period	-	-	-	-	-	1,460,514	1,460,514	69,484	1,529,998
Other comprehensive income por the period	-	-	-	150,986	2,124	-	153,110	41,005	194,115
Total comprehensive income por the period	-	-	-	150,986	2,124	1,460,514	1,613,624	110,489	1,724,113
Acquisition and decrease of minority interest	-	-	-	-	-	-	-	(1,865)	(1,865)
Dividends paid in cash	-	-	-	-	-	(295,134)	(295,134)	(55,136)	(350,270)
Balance at June 30, 2008	1,180,537	118,054	609,733	417,035	20,327	5,979,081	8,324,767	577,061	8,901,828

(*) Retained Earnings as of December 31, 2008 calculated in accordance with Luxembourg Law are disclosed in Note 10.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2008.

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2003

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

		Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	Note	2009	2008
Cash flows from operating activities		(Unaudited)	(Unaudited)
Income for the period		729,533	1,529,998
Adjustments for:
Depreciation and amortization	8 & 9	248,061	268,873
Income tax accruals less payments		(329,690)	89,747
Equity in earnings of associated companies		(57,073)	(98,096)
Income from the sale of pressure control business		-	(394,323)
Interest accruals less payments, net		(23,698)	(7,894)
Changes in provisions		14,200	15,243
Changes in working capital		1,175,460	(545,614)
Other, including currency translation adjustment		117,792	(15,017)
Net cash provided by operating activities		1,874,585	842,917

Cash flows from investing activities
Capital expenditures	8 & 9	(226,335)	(205,366)
Acquisitions of subsidiaries and minority interest	11	(73,535)	(1,865)
Proceeds from the sale of pressure control business (*)	12	-	1,113,805
Proceeds from disposal of property, plant and equipment and intangible assets		10,328	8,826
Investments in short terms securities		(227,587)	(264,401)
Dividends received		5,223	13,636
Other		-	(3,428)
Net cash (used in) provided by investing activities		(511,906)	661,207

Cash flows from financing activities
Dividends paid		(354,161)	(295,134)
Dividends paid to minority interest in subsidiaries		(27,176)	(55,136)
Proceeds from borrowings		263,841	430,088
Repayments of borrowings		(1,149,484)	(1,332,755)
Net cash used in financing activities		(1,266,980)	(1,252,937)

Increase in cash and cash equivalents		95,699	251,187

Movement in cash and cash equivalents
At the beginning of the period		1,525,022	954,303
Effect of exchange rate changes		(2,330)	113,559
Decrease due to deconsolidation		(9,696)	-
Increase in cash and cash equivalents		95,699	251,187
At June 30,		1,608,695	1,319,049

		At June 30,
Cash and cash equivalents		2009	2008
Cash and bank deposits		1,622,908	1,337,838
Bank overdrafts		(14,213)	(18,789)
		1,608,695	1,319,049

(*) Includes $394 million of after-tax gain, $381 million of assets and liabilities held for sale and $339 million of income tax charges and related expenses.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2008.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Financial results
7	Earnings and dividends per share
8	Property, plant and equipment, net
9	Intangible assets, net
10	Contingencies, commitments and restrictions on the distribution of profits
11	Business combinations and other acquisitions
12	Discontinued operations
13	Related party transactions
14	Processes in Venezuela

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1	General information

Tenaris S.A. (the “Company”), a Luxembourg corporation (societé anonyme holding), was incorporated on December 17, 2001 as a holding company in steel pipe manufacturing and distributing operations. The Company holds, either directly or indirectly, controlling interests in various subsidiaries. References in these Consolidated Condensed Interim Financial Statements to “Tenaris” refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in Note 31 to the audited Consolidated Financial Statements for the year ended December 31, 2008.

These Consolidated Condensed Interim Financial Statements were approved for issue by the Company’s Board of Directors on August 5, 2009.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2008, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board and adopted by the European Union.

Considering the comments described below, the accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2008.

The following standards’ amendment is mandatory for the financial year beginning 1 January, 2009:

IAS 1 (revised), “Presentation of financial statements”: The revised standard prohibits the presentation of items of income and expenses (that is “non-owner changes in equity”) in the statement of changes in equity, requiring them to be presented separately from owner changes in equity. Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and the statement of comprehensive income). The Company has elected to present two statements: an income statement and a statement of comprehensive income. These interim financial statements have been prepared under the revised disclosure requirements.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

The preparation of Consolidated Condensed Interim Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results.

3           Segment information

Reportable operating segments
                                                                                                                                  (Unaudited)
(all amounts in thousands of U.S. dollars)	Tubes	Projects	Other	Total Continuing operations	Total Discontinued operations (*)
Six-month period ended June 30, 2009
Net sales	3,809,353	476,624	244,655	4,530,632	18,558
Cost of sales	(2,077,069)	(345,108)	(206,034)	(2,628,211)	(31,866)
Gross profit	1,732,284	131,516	38,621	1,902,421	(13,308)
Selling, general and administrative expenses	(707,979)	(38,476)	(36,551)	(783,006)	(9,540)
Other operating income (expenses), net	2,002	1,458	(436)	3,024	(179)
Operating income	1,026,307	94,498	1,634	1,122,439	(23,027)

Depreciation and amortization	227,226	8,381	12,427	248,034	27

Six-month period ended June 30, 2008
Net sales	4,681,221	639,848	389,355	5,710,424	162,536
Cost of sales	(2,564,622)	(456,549)	(281,660)	(3,302,831)	(98,481)
Gross profit	2,116,599	183,299	107,695	2,407,593	64,055
Selling, general and administrative expenses	(773,278)	(54,067)	(50,693)	(878,038)	(27,431)
Other operating income (expenses), net	(1,308)	(316)	(3,323)	(4,947)	409
Operating income	1,342,013	128,916	53,679	1,524,608	37,033

Depreciation and amortization	242,715	10,432	11,501	264,648	13,190

Geographical information
                                                                                                   (Unaudited)
(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Total Continuing operations	Total Discontinued operations (*)
Six-month period ended June 30, 2009
Net sales	1,744,014	1,125,490	507,205	848,525	305,398	4,530,632	18,558
Depreciation and amortization	137,582	48,123	52,543	622	9,164	248,034	27

Six-month period ended June 30, 2008
Net sales	1,994,333	1,309,551	1,000,841	1,041,299	364,400	5,710,424	162,536
Depreciation and amortization	151,081	50,076	55,958	621	6,912	264,648	13,190

(*) Corresponds to pressure control operations and the nationalization Venezuelan subsidiaries.

Allocation of net sales to geographical information is based on customer location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises principally Canada, Mexico and the USA; “South America” comprises principally Argentina, Brazil, Colombia, Venezuela, Peru and Ecuador; “Europe” comprises principally Italy and Norway; “Middle East and Africa” comprises principally Egypt and Saudi Arabia; “Far East and Oceania” comprises principally China, Indonesia and Japan.

4           Cost of sales

	Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2009	2008
	(Unaudited)
Inventories at the beginning of the period	3,091,401	2,598,856
Plus: Charges of the period
Raw materials, energy, consumables and other	981,233	2,825,458
Increase in inventory due to business combinations	53,541	-
Services and fees	123,894	204,830
Labor cost	346,720	463,678
Depreciation of property, plant and equipment	126,330	144,107
Amortization of intangible assets	1,257	1,061
Maintenance expenses	82,756	105,953
Provisions for contingencies	1,374	12
Allowance for obsolescence	20,614	(10,259)
Taxes	3,576	4,953
Other	21,892	54,513
	1,763,187	3,794,306
Transfer to assets available for sale	(43,726)	-
Less: Inventories at the end of the period	(2,150,785)	(2,991,850)
	2,660,077	3,401,312
From Discontinued operations	(31,866)	(98,481)
	2,628,211	3,302,831

5           Selling, general and administrative expenses

	Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2009	2008
	(Unaudited)
Services and fees	106,450	108,024
Labor cost	220,461	221,264
Depreciation of property, plant and equipment	5,517	6,402
Amortization of intangible assets	114,957	126,268
Commissions, freight and other selling expenses	208,554	283,484
Provisions for contingencies	16,346	15,632
Allowances for doubtful accounts	10,094	4,881
Taxes	59,275	77,928
Other	50,892	61,586
	792,546	905,469
From Discontinued operations	(9,540)	(27,431)
	783,006	878,038

6                                            Financial results

(all amounts in thousands of U.S. dollars)	Six-month period ended June 30,
	2009	2008
	(Unaudited)
Interest income	12,892	29,020
Interest expense	(67,162)	(102,285)
Interest net	(54,270)	(73,265)

Net foreign exchange transaction results and changes in fair value of derivative instruments (*)	(49,688)	(5,714)
Other	(3,460)	(7,430)
Other financial results	(53,148)	(13,144)
Net financial results	(107,418)	(86,409)
From Discontinued operations	4,307	5,394
	(103,111)	(81,015)

Each comparative item included in this note differs from its corresponding line in the Consolidated Condensed Interim Income Statement because it includes discontinued operations’ results.

Net foreign exchange transaction results include those amounts that affect the gross margin of certain subsidiaries which functional currencies are different from the U.S. dollar.

(*) Tenaris has identified certain embedded derivatives and in accordance with IAS 39 (“Financial Instruments: Recognition and Measurement”) has accounted them separately from their host contracts. Results arising from the valuation of these contracts have been recognized under “Net foreign exchange transaction results and changes in fair value of derivative instruments”.

7         Earnings and dividends per share

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares in issue during the period.

	Six-month period ended June 30,
	2009	2008
	(Unaudited)
Income attributable to equity holders	709,315	1,460,514
Weighted average number of ordinary shares in issue (thousand)	1,180,537	1,180,537
Basic and diluted earnings per share ( U.S. dollars per share)	0.60	1.24
Basic and diluted earnings per ADS ( U.S. dollars per ADS) (*)	1.20	2.47

Result for discontinued operations	(28,138)	416,906
Basic and diluted earnings per share	(0.02)	0.35
Basic and diluted earnings per ADS (*)	(0.05)	0.71

(*) Each ADS equals to two shares

On June 3, 2009, the Company’s shareholders approved an annual dividend in the amount of $0.43 per share ($0.86 per ADS). The amount approved included the interim dividend previously paid in November 2008, in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on June 25, 2009. In the aggregate, the interim dividend paid in November 2008 and the balance paid in June 2009 amounted to approximately $507 million.

8         Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)	2009	2008
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	2,982,871	3,269,007
Currency translation differences	47,637	125,124
Increase due to business combinations	24,123	-
Additions	217,169	185,440
Disposals	(9,782)	(7,338)
Transfers	(1,989)	(906)
Depreciation charge	(131,847)	(148,255)
Disposals due to deconsolidation	(6,060)	-
At June 30,	3,122,122	3,423,072

9         Intangible assets, net

(all amounts in thousands of U.S. dollars)	2009	2008
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	3,826,987	4,542,352
Currency translation differences	15,869	(13,592)
Increase due to business combinations	-	-
Additions	9,166	19,926
Disposals	(546)	(1,488)
Transfers	1,989	906
Amortization charge	(116,214)	(120,618)
Disposals due to deconsolidation	(430)	-
At June 30,	3,736,821	4,427,486

10           Contingencies, commitments and restrictions to the distribution of profits

Contingencies

This note should be read in conjunction with Note 26 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2008.

Asbestos-related litigation

Dalmine S.p.A. (“Dalmine”), a Tenaris subsidiary organized in Italy is currently subject to 12 civil proceedings for work-related injuries arising from the use of asbestos in its manufacturing processes during the period from 1960 to 1980. In addition, another 30 asbestos related out-of-court claims have been forwarded to Dalmine.

As of June 30, 2009, the total claims pending against Dalmine were 42 (of which, none are covered by insurance): during the six month period ended June 30, 2009, 7 new claims were filed, no claims were adjudicated, and 5 claims were settled out of which 4 were paid, 3 claim were rejected, and 13 claims were dismissed.

Aggregate settlement costs to date for Tenaris are Euro 8.0 million ($11.3 million). Dalmine estimates that its potential liability in connection with the claims not yet settled is approximately Euro 12.2 million ($17.3 million).

Accruals for Dalmine’s potential liability are based on the average of the amounts paid by Dalmine for asbestos related claims plus an additional amount related to some reimbursements requested by the social security authority. The maximum potential liability is not determinable as in some cases the requests for damages do not specify amounts, and instead is to be determined by the court. The timing of payment of the amounts claimed is not presently determinable.

10           Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

Maverick litigation

On November 22, 2006, Maverick Tube Corporation (“Maverick”) received a letter from The Bank of New York as trustee (“the Trustee”) for the holders of 2004 4% Convertible Senior Subordinated Notes due 2033 issued by Maverick (“the 2004 Notes”), concerning an alleged breach of the indenture entered into on December 30, 2004, between Maverick and the Trustee, and governing the 2004 Notes (as amended, the “Indenture”). The alleged breach of the Indenture was based on Maverick’s refusal to grant the holders of the 2004 Notes conversion rights provided by the “Public Acquirer Change of Control” provision of the Indenture.

On December 11, 2006 the Trustee filed a complaint against Maverick and Tenaris in the United States District Court for the Southern District of New York. The complaint alleges that Tenaris’s acquisition of Maverick triggered the “Public Acquirer Change of Control” provision and asserted a breach of contract claim against Maverick for refusing to accept the 2004 Notes for conversion for the consideration specified in the “Public Acquirer Change of Control” provision. The complaint also seeks a declaratory judgment that Tenaris’s acquisition of Maverick was a “Public Acquirer Change of Control” under the Indenture and therefore triggers the above mentioned conversion rights, and asserts claims for tortuous interference with contract and unjust enrichment against Tenaris.

Defendants filed a motion to dismiss the complaint, or in the alternative, for summary judgment on March 13, 2007. Plaintiff filed a motion for partial summary judgment on the same date. On January 25, 2008, Law Debenture Trust Company of New York, (as successor to The Bank of New York as trustee under the Indenture) was substituted for The Bank of New York as plaintiff. On October 15, 2008, the court denied Law Debenture’s motion for partial summary judgment and granted defendants’ motion for summary judgment dismissing the complaint in its entirety. On November 20, 2008, Law Debenture filed a notice of appeal in the United States Court of Appeals for the Second Circuit. Law Debenture’s opening brief on appeal was filed on March 30, 2009, the brief for Maverick and Tenaris was filed on May 28, 2009 and Law Debenture’s reply brief was filed on June 28, 2009. The case has not yet been scheduled for oral arguments.

Tenaris believes that these claims are without merit. Accordingly, no provision was recorded in these Consolidated Condensed Interim Financial Statements. Were plaintiff to prevail, Tenaris estimates that the recovery would be approximately $50 million, plus interest.

Conversion of tax loss carry-forwards

On December 18, 2000, the Argentine tax authorities notified Siderca S.A.I.C., a Tenaris subsidiary organized in Argentina (“Siderca”), of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of ARS87 million (approximately $23 million) at June 30, 2009, in taxes and penalties. Based on the views of Siderca’s tax advisors, Tenaris believes that it is not probable that the ultimate resolution of the matter will result in an obligation. Accordingly, no provision was recorded in these Consolidated Condensed Interim Financial Statements.

Customer Claim

A lawsuit was filed on September 6, 2007, against three Tenaris’ subsidiaries, alleging negligence, gross negligence and intentional acts characterized as fraudulent inducement concerning allegedly defective well casing. Plaintiff alleged the complete loss of one natural gas production well and formation damage that precludes further exploration and production at the well site and sought compensatory and punitive damages of $25 million. The lawsuit was subsequently amended to add the Company and other of its subsidiaries as defendants and to change the claims to be breach of contract and fraud. On October 22, 2008, the Plaintiff again amended its petition to add new counts (including strict liability) and increase its prayer for damages to $245 million, plus punitive damages, treble damages and attorney fees. Each petition was tendered to a Tenaris subsidiary insurer, and the Tenaris subsidiary received the insurer’s agreement to provide a defense. The insurer reserved its rights with respect to its indemnity obligations and made an offer for coverage that the Tenaris subsidiary considers insufficient. On July 20, 2009 the lawsuit was settled for an amount of $15 million and thus a Tenaris subsidiary recorded a provision of $12.7 million in addition to the previously recorded of $2.3 million and according to IAS 37, no expected reimbursement from the insurer has been registered yet. As of the date of these Consolidated Condensed Interim Financial Statements, the insurer is not participating in this settlement, and the Tenaris subsidiary has initiated legal proceedings against the insurer.

Ongoing investigation

The Company has learned from one of its customers in Central Asia that certain sales agency payments made by one of the Company’s subsidiaries may have improperly benefited employees of the customer and other persons. These payments may have violated certain applicable laws, including the U.S. FCPA. The Audit Committee of the Company’s Board of Directors has engaged external counsel in connection with a review of these payments and related matters, and the Company has voluntarily notified the U.S. Securities and Exchange Commission and the U.S. Department of Justice. The Company will share the results of this review with the appropriate regulatory agencies, and will cooperate with any investigations that may be conducted by such agencies. At this time, the Company cannot predict the outcome of these matters or estimate the range of potential loss or extent of risk, if any, to the Company’s business that may result from resolution of these matters.

Commitments

Set forth is a description of Tenaris’s main outstanding commitments:

•
A Tenaris company is a party to a five-year contract with Nucor Corporation, under which it committed to purchase from Nucor steel coils, with deliveries starting in January 2007 on a monthly basis. As a result of current global downturn and the lower level of steel coil purchases planned for future months, the Tenaris company has negotiated and obtained from Nucor a waiver of the monthly committed volumes. The Company is reviewing its steel purchasing requirements with Nucor each quarter, therefore, the current waiver of monthly commitments is valid until September 30, 2009.

•
A Tenaris company is a party to a ten-year raw material purchase contract with QIT, under which it committed to purchase steel bars, with deliveries starting in July 2007. The estimated aggregate amount of the contract at current prices is approximately $277.7 million. The contract allows the Tenaris company to claim lower commitments in market downturns and severe market downturns subject to certain limitations.

•
A Tenaris company is a party to a contract with SMS Meer GmbH for the purchase of equipment, engineering, training and other services related to the equipment for an outstanding amount of approximately EUR84.7 (approximately $119.7 million). The Tenaris company may terminate the contract at any time paying a cancellation fee in the amount of EUR48.0 million (approximately $67.8 million).

•
A Tenaris company is a party to transportation capacity agreements with Transportadora de Gas del Norte S.A. for purchasing capacity of 1,000,000 cubic meters per day until 2017. As of June 30, 2009, the outstanding value of this commitment was approximately $29.2 million. The Tenaris company also expects to obtain additional gas transportation capacity of 315,000 cubic meters per day until 2027. This additional commitment is subject to completion of the enlargement of certain pipelines in Argentina.

•
A Tenaris company is a party to a contract with Siderar for the supply of steam generated at the power generation facility owned by Tenaris in San Nicolas, Argentina. Under this contract, the Tenaris company is required to provide 250 tn/hour of steam and Siderar has the obligation to take or pay this volume. The contract terminates in 2018.

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2008, shareholders' equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2008	3,174,932
Total shareholders equity in accordance with Luxembourg law	5,083,256

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of December 31, 2008, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2008, retained earnings and result for the financial period of Tenaris under Luxembourg law totals $3.2 billion, as detailed below.

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2007 under Luxembourg law	2,399,973
Dividends received	1,338,868
Other income and expenses for the year ended December 31, 2008	(115,305)
Dividends paid	(448,604)
Retained earnings at December 31, 2008 under Luxembourg law	3,174,932

11           Business combinations and other acquisitions

(a) Tenaris acquired control of Seamless Pipe Indonesia Jaya

In April 2009, Tenaris completed the acquisition from Bakrie & Brothers TbK, Green Pipe International Limited and Cakrawala Baru of a 77.45% holding in Seamless Pipe Indonesia Jaya (“SPIJ”), an Indonesian OCTG processing business with heat treatment and premium connection threading facilities, for a purchase price of $69.5 million, with $21.9 million being payable as consideration for SPIJ's equity and $47.6 million as consideration for the assignment of certain sellers' loan to SPIJ. Tenaris began consolidating SPIJ’s balance sheet and results of operations since its acquisition date.

(b) Minority Interest

During the six-month period ended June 30, 2009, additional shares of Confab and Dalmine were acquired from minority shareholders for approximately $9.5 million.

The assets and liabilities provisionally determined arising from the acquisitions are as follows:

Six month period ended June 30, 2009

Other assets and liabilities (net)	(1,309)
Property, plant and equipment	24,123
Net assets acquired	22,814
Minority interest	3,121
Sub-total	25,935
Assumed liabilities	47,600
Sub-total	73,535
Cash-acquired	5,501
Purchase consideration	79,036

The businesses acquired as of June 30, 2009 contributed revenues of $33.0 million and an operating income of $1.2 million.

12           Discontinued operations

Nationalization of Venezuelan Subsidiaries

The results of operations and cash flows generated by the Venezuelan Companies are presented as discontinued operations in these Consolidated Condensed Interim Financial Statements. For further information see Note 14.

 Sale of Hydril pressure control business

On April 1, 2008, Tenaris sold to General Electric Company (GE) the pressure control business included as part of the acquisition of Hydril Company undertaken on May 2007. The pressure control business was sold, for an amount equivalent on a debt-free basis to $1,114 million. The result of this transaction was an after-tax gain of $394.3 million, calculated as the net proceeds of the sale less the book value of net assets held for sale, the corresponding tax effect and related expenses.

Analysis of the result of discontinued operations

(i) Income for discontinued operations

(all amounts in thousands of U.S. dollars)	Six-month period ended June 30,
	2009	2008
	(Unaudited)
Gross (loss) profit	(13,308)	64,055
Operating (loss) income	(23,027)	37,033
After tax gain on the sale of pressure control business	-	394,323
Result for discontinued operations	(28,138)	416,906

 (ii) Net cash flows attributable to discontinued operations

Cash flows provided by operating activities in 2009 amounted to $1.8 million. Cash flow used in investing activities amounted to $0.8. Cash flow provided by financing activities amounted to $5.3. These amounts were estimated only for disclosure purposes, as cash flows from these discontinued operations were not managed separately from other cash flows.

Cash and cash equivalents from discontinued operations increased by $6.3 million in 2009.

Cash flows provided by operating activities in 2008 amounted to $28.8 million. Cash flow used in investing activities amounted to $5.6 million. Cash flow provided by financing activities amounted to $4.8. These amounts were estimated only for disclosure purposes, as cash flows from these discontinued operations were not managed separately from other cash flows.

Cash and cash equivalents from discontinued operations increased by $28.0 million in 2008.

13           Related party transactions

Based on the information most recently available to the Company, as of  June 30, 2009:

•	San Faustin N.V. owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

•	San Faustín N.V. owned all of its shares in the Company through its wholly-owned subsidiary I.I.I. Industrial Investments Inc.

•
Rocca & Partners S.A. controlled a significant portion of the voting power of San Faustín N.V. and had the ability to influence matters affecting, or submitted to a vote of the shareholders of San Faustín N.V., such as the election of directors, the approval of certain corporate transactions and other matters concerning the company’s policies.

•	There were no controlling shareholders for Rocca & Partners S.A.

•	Tenaris’s directors and executive officers as a group owned 0.17% of the Company’s outstanding shares, while the remaining 39.38% were publicly traded.

At June 30, 2009, the closing price of Ternium S.A. (“Ternium”) ADS as quoted on the New York Stock Exchange was $17.26 per ADS, giving Tenaris’s ownership stake a market value of approximately $396.5 million. At June 30, 2009, the carrying value of Tenaris’s ownership stake in Ternium was approximately $553.4 million.

Transactions and balances disclosed as with “Associated” companies are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions with related parties which are not Associated and which are not consolidated are disclosed as “Other”.

The following transactions were carried out with related parties:

(all amounts in thousands of U.S. dollars)			(Unaudited)
	Six month period ended June 30, 2009
		Associated (1)	Other	Total
(i)	Transactions (3)
	(a) Sales of goods and services
	Sales of goods	8,789	60,150	68,939
	Sales of services	7,134	2,795	9,929
		15,923	62,945	78,868
	(b) Purchases of goods and services
	Purchases of goods	20,611	6,313	26,924
	Purchases of services	48,670	32,849	81,519
		69,281	39,162	108,443

			(Unaudited)
	Six month period ended June 30, 2008
		Associated (2)	Other	Total
(i)	Transactions (4)
	(a) Sales of goods and services
	Sales of goods	32,893	17,365	50,258
	Sales of services	11,711	1,985	13,696
		44,604	19,350	63,954

	(b) Purchases of goods and services
	Purchases of goods	45,501	7,460	52,961
	Purchases of services	55,390	31,818	87,208
		100,891	39,278	140,169

			(Unaudited)
	At June 30, 2009
		Associated (1)	Other	Total
(ii)	Period-end balances

	(a) Arising from sales / purchases of goods / services
	Receivables from related parties	20,607	14,674	35,281
	Payables to related parties	(28,282)	(5,354)	(33,636)
		(7,675)	9,320	1,645

	(b) Financial debt
	Borrowings	(1,621)	-	(1,621)

	At December 31, 2008
		Associated (1)	Other	Total
(ii)	Year-end balances

	(a) Arising from sales / purchases of goods / services
	Receivables from related parties	50,137	15,504	65,641
	Payables to related parties	(44,470)	(5,974)	(50,444)
		5,667	9,530	15,197

	(b) Financial debt
	Borrowings	(2,294)	-	(2,294)

(1) Includes Ternium S.A. and its subsidiaries (“Ternium”), Condusid C.A. (“Condusid”), Finma S.A.I.F (“Finma”), Lomond Holdings B.V.
group (“Lomond”), Socotherm Brasil S.A. (“Socotherm”) and Hydril Jindal International Private Ltd (“Hydril Jindal”).
(2) Includes Ternium, Condusid, Finma, Lomond, Socotherm, Hydril Jindal and TMK – Hydril JV.
(3) Includes $2.5 million of puchases of nationalized Venezuelan subsidiaries.
(4) Includes $12.9 million of sales and $6.6 million of puchases of nationalized Venezuelan subsidiaries.

14           Processes in Venezuela

(a) Investment in Ternium: Sidor nationalization process

On May 7, 2009, Ternium completed the transfer of its entire 59.7% interest in Sidor to CVG. The transfer was effected as a result of Venezuela’s Decree Law 6058, which ordered that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises and declared the activities of such companies of public and social interest. While CVG had assumed operational control of Sidor on July 12, 2008, Ternium had retained formal title over the shares until May 7, 2009. Ternium agreed to receive an aggregate amount of $1.97 billion as compensation for its Sidor shares. Of that amount, CVG paid $400 million in cash on May 7, 2009. The balance was divided in two tranches: the first tranche, of $945 million, will be paid in six equal quarterly installments, while the second tranche will be paid at maturity in November 2010, subject to quarterly mandatory prepayment events based on the increase of the WTI crude oil price over its May 6, 2009 level.

(b) Nationalization of Venezuelan Subsidiaries

Within the framework of Decree Law 6058, on May 22, 2009, Venezuela’s President Hugo Chávez announced the nationalization of, among other companies, the Company’s majority-owned subsidiaries TAVSA – Tubos de Acero de Venezuela S.A. (“Tavsa”) and, Matesi, Materiales Siderurgicos S.A (“Matesi”), and Complejo Siderurgico de Guayana, C.A (“Comsigua”), in which the Company has a minority interest (collectively, “the Venezuelan Companies”). On May 25, 2009, the Minister of Basic Industries and Mines of Venezuela (“MIBAM”) issued official communications N°230/09 and 231/09, appointing the MIBAM’s representatives to the transition committees charged with overseeing the nationalization processes of Tavsa and Matesi. On May 29, 2009, the Company sent response letters to the MIBAM acknowledging the Venezuelan government’s decision to nationalize Tavsa and Matesi, appointing its representatives to the transition committees, and reserving all of its rights under contracts, investment treaties and Venezuelan and international law and the right to submit any controversy between the Company or its subsidiaries and Venezuela relating to Tavsa and Matesi’s nationalization to international arbitration, including arbitration administered by ICSID.

On July 14, 2009, President Chávez issued Decree 6796, which orders the acquisition of the Venezuelan Companies’ assets and provides that Tavsa’s assets will be held by the Ministry of Energy and Oil, while Matesi and Comsigua’s assets will be held by MIBAM. Decree 6796 also requires the Venezuelan government to create certain committees at each of the Venezuelan Companies; each transition committee must ensure the nationalization of each Venezuelan Company and the continuity of its operations, and each technical committee (to be composed of representatives of Venezuela and the private sector) must negotiate over a 60-day period (extendable by mutual agreement) a fair price for the assets to be transferred to Venezuela. In the event the parties fail to reach agreement by the expiration of the 60-day period (or any extension thereof), the applicable Ministry will assume control and exclusive operation of the relevant assets, and the Executive Branch will order their expropriation in accordance with the Venezuelan Expropriation Law. The Decree also specifies that all facts and activities there under are subject to Venezuelan law and any disputes relating thereto must submitted to Venezuelan courts.

The Company’s investments in Tavsa, Matesi and Comsigua are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgian-Luxembourgish Union, and, as noted above, Tenaris continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law, and to consent to the jurisdiction of the ICSID in connection with the nationalization process.

Based on the facts and circumstances described above and following the guidance set forth by IAS 27, the Company ceased consolidating the Venezuelan Companies results of operations and cash flows as from June 30, 2009 and classified its investments in the Venezuelan Companies as financial assets based on the definitions contained in paragraphs 11(c)(i) and 13 of IAS 32.

The Company classified its interests in the Venezuelan Companies as available-for-sale investments since management believes they do not fulfill the requirements for classification within any of the remaining categories provided by IAS 39 and such classification is the most appropriate accounting treatment applicable to non-voluntary dispositions of assets.

In addition to the disclosed amounts, Tenaris subsidiaries have also net receivables with the Venezuelan Companies as of June 30, 2009 for a total amount of $25.4 million.

The Company records its interest in the Venezuelan Companies at its carrying amount at June 30, 2009, and not at fair value, following the guidance set forth by paragraphs 46(c), AG80 and AG81 of IAS 39.

Ricardo Soler
Chief Financial Officer